UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TAM S.A.

(Name of Subject Company (Issuer))

LAN AIRLINES S.A. HOLDCO II S.A.

(Name of Filing Persons (Offerors))

Common Stock, without par value

Preferred Stock, without par value

American Depositary Share (each of which represents one share of Common Stock)

American Depositary Share (each of which represents one share of Preferred Stock)

(Title of Class of Securities)

BRTAMMACNOR5 (Common Stock)

BRTAMMACNPR2 (Preferred Stock)

(ISIN of Class of Securities)

87484D202 (American Depositary Shares Representing Common Stock)

87484D103 (American Depositary Shares Representing Preferred Stock)

(CUSIP Number of Class of Securities)

Mr. Enrique Cueto Plaza Chief Executive Officer LAN Airlines S.A. Presidente Riesco 5711, 20th Floor Las Condes Santiago, Chile Telephone: (56-2) 565-2525	Mr. Enrique Cueto Plaza General Manager / Chief Executive Officer Holdco II S.A. Nueva Tajamar No. 555, 4th Floor Las Condes Santiago, Chile Telephone: (55) 11-5035-2555

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:

Sergio Galvis Duncan McCurrach Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 +1-212-558-4000	José María Eyzaguirre B. Claro y Cia. Av. Apoquindo 3721 Piso 13, Casilla 1867 Las Condes, Santiago Chile +56-2-367-3000	Flávia Turci Turci Advogados Rua Fidêncio Ramos, 100, 7° andar Vila Olímpia 04551-010 São Paulo – SP Brasil +55-11-2177-2177	Sarah Jones Anand Saha Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 +1-212-878-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
US$1,514,521,717.60	US$173,564.19

(1)

Estimated for purposes of calculating the filing fee only. The transaction valuation has been calculated in accordance with Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the product of (i) the average of the high and low prices of American Depositary Shares of TAM S.A. (“TAM”) on the New York Stock Exchange on May 4, 2012 and (ii) 62,428,760, which represents (A) the maximum number of common shares of LAN Airlines S.A. (“LAN”) expected to be offered and sold in the US registered offering and a portion of the LAN common shares that are to be offered and sold to holders of TAM shares that are not located in the United States or US persons (as such terms are defined in Regulation S under the Securities Act of 1933, as amended (the “Securities Act”)) pursuant to the exemption provided by Regulation S under the Securities Act that may be resold from time to time in the United States or to US persons, divided by (B) 0.90, which is the ratio at which TAM securities tendered into the exchange offer will be converted into common shares of LAN.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction valuation by .0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$128,153.02	Filing Party:	LAN Airlines S.A. Holdco II S.A.
Form of Registration No.	333-177984	Date Filed:	November 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on May 10, 2012, as amended on May 11, 2012, May 15, 2012 and May 21, 2012 (the “Schedule TO”) by LAN Airlines S.A., a Chilean corporation (“LAN”), and Holdco II S.A. (“Holdco II”), a Chilean corporation formed in June 2011 and indirectly owned by the controlling shareholders of LAN and TAM S.A. (“TAM”). The Schedule TO, as amended from time to time, relates to the offer by Holdco II to acquire all of the (x) American Depositary Shares (“TAM ADSs”) representing the non-voting preferred shares, without par value (“TAM preferred shares”), of TAM and the voting common shares, without par value (“TAM common shares” and, collectively with the TAM preferred shares, the “TAM shares”), of TAM and (y) TAM preferred shares and TAM common shares, in each case other than any TAM shares owned by the controlling shareholders of TAM, in exchange for the same number of shares of common stock, without par value, of Holdco II (“Holdco II shares”), on the terms and subject to the conditions set forth in this document, the offer to exchange/prospectus (attached as Exhibit (a)(1)(A)) (the “Offer to Exchange/Prospectus”) and the related letters of transmittal attached as Exhibit (a)(1)(B) and Exhibit (a)(1)(C), respectively) (the “Letters of Transmittal” together with this document and the Offer to Exchange/Prospectus, together with any amendments or supplements thereto, collectively constitute the “exchange offer”). After Holdco II accepts for exchange the TAM shares and TAM ADSs validly tendered into, and not withdrawn from, the exchange offer and immediately before the settlement of the exchange offer, Holdco II will merge with and into LAN. Pursuant to this merger, LAN will continue to exist as the surviving company of the merger, Holdco II will cease to exist and each Holdco II share (including those shares to be issued pursuant to the exchange offer) will be converted into 0.90 of a common share, without par value, of LAN (“LAN common shares”). As a result, at the settlement of the exchange offer holders of TAM shares and TAM ADSs acquired in the exchange offer will receive 0.90 of a LAN common share for each TAM share or TAM ADS so acquired in the form of American Depositary Shares or Brazilian Depositary Shares representing LAN common shares. The Offer to Exchange/Prospectus forms a part of LAN’s Registration Statement on Form F-4 (Reg. No. 333-177984) filed with the Securities and Exchange Commission on November 15, 2011, as amended on February 9, 2012, March 12, 2012, April 3, 2012, April 18, 2012, April 25, 2012 and May 7, 2012 (the “Registration Statement”). The Registration Statement became effective on May 9, 2012.

Items 1, 4 and 11.

The exchange offer and Items 1, 4 and 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the exchange offer, are hereby amended and supplemented to include the following:

Pursuant to the Exchange Offer Agreement, dated as of January 18, 2011, by and among LAN, Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM, Noemy Almeida Oliveira Amaro, Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, João Francisco Amaro and TAM Empreendimentos E Participações S.A., LAN has caused Holdco II to waive the squeeze-out condition and extend the exchange offer to 5:00 p.m. Eastern Daylight Time (6:00 p.m. São Paulo Time) on June 21, 2012. As a result of the extension of the exchange offer, the auction on BM&FBOVESPA will occur at 9:00 a.m. Eastern Daylight Time (10:00 a.m. São Paulo Time) on June 22, 2012, subject to satisfaction or waiver of the other conditions to completion of the exchange offer. The exchange offer commenced on May 10, 2012, and was initially scheduled to expire at 5:00 p.m. Eastern Daylight Time (6:00 p.m. São Paulo Time) on June 11, 2012, with the auction on BM&FBOVESPA to be held on June 12, 2012. All references to “June 11, 2012” as the “expiration date” are hereby amended to refer to “June 21, 2012.” All references to “June 12, 2012” as the “Auction Date” are hereby amended to refer to “June 22, 2012.”

As of 5:00 p.m. Eastern Daylight Time (6:00 p.m. São Paulo Time) on June 11, 2012, 74,999,004 TAM shares and TAM ADSs were validly tendered and not withdrawn from the exchange offer, which represented approximately 89.46% of the outstanding TAM shares and TAM ADSs not owned by the controlling shareholders of TAM. Together the tendered TAM shares and TAM ADSs and the TAM shares owned by the controlling shareholders of TAM represent 147,836,864 TAM shares (including those represented by TAM ADSs) and approximately 94.4% of the outstanding TAM shares (including those represented by TAM ADSs).

On June 12, 2012, LAN announced that it had extended the expiration date to June 21, 2012 and the Auction date to June 22, 2012. A copy of the press release is filed as Exhibit (a)(5)(QQ) hereto and is incorporated by reference.

Item 12. Exhibits

Item 12 is hereby amended and supplemented to include the following:

(a)(5)(QQ)	Press Release, dated June 12, 2012 (incorporated by reference to LAN’s filing pursuant to Rule 425 under the Securities Act of 1933, filed on June 12, 2012)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAN AIRLINES S.A.

By:	/s/ Alejandro de la Fuente Goic
	Name:	Alejandro de la Fuente Goic
	Title:	Chief Financial Officer

HOLDCO II S.A.

By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Chief Executive Officer

Date: June 12, 2012